SEC File Number 000-29187-87

CUSIP Number 144577 10 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☑Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period Ended: December 31, 2008
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Carrizo Oil & Gas, Inc.

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office	1000 Louisiana Street
(Street and Number):	Suite 1500

City, State and Zip Code:	Houston, Texas 77002

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The results of operations Carrizo Oil & Gas, Inc. (the “Company”) for the year ended December 31, 2008 will include an impairment to oil and gas properties as a result of a decline in prices for natural gas and oil.  As a result, the Company will require additional time to complete the financial statements and secondary reviews needed to finalize its Annual Report on Form 10-K for the year ended December 31, 2008.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Paul F. Boling	(713)	328-1000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2008, the Company reported net loss of $(15.8) million, as compared to net income of $15.5 million for the prior year.  The loss was driven by an impairment to oil and gas properties as a result of a decline in prices for natural gas and oil.  The Company incorporates herein by reference the statement of operations data furnished in the Company’s press release dated March 3, 2009 announcing the Company’s results for the year ended December 31, 2008, which is attached hereto as an exhibit.

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SIGNATURE

Carrizo Oil & Gas, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CARRIZO OIL & GAS, INC.

By: /s/Paul F. Boling
Paul F. Boling
Vice President and Chief Financial Officer

Date: March 3, 2009

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EXHIBIT LIST

Exhibit Number	Description of Exhibit

99.1	Press Release of the Company dated March 3, 2009